                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
   [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

   [  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                          Commission File Number 0-9756

                         The Riggs Bank N.A. 401(k) Plan
                         -------------------------------
                            (Full title of the plan)

                  800 17th Street, N.W., Washington, D.C. 20006
                  ---------------------------------------------
                   (Address of the plan)      (Zip Code)

                           RIGGS NATIONAL CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

             1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005
             ------------------------------------------------------
             (Address of principal executive offices)   (Zip Code)




FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements and supplemental schedules as of December 31, 1999 and 1998 and for the year ended December 31, 1999, prepared in accordance with financial reporting requirements of ERISA.

               Beginning at the next page of this document.

(b)     Exhibits

        The following exhibit is furnished to this Form 11-K:

        (23)   Consent of Independent Accountants


                                   SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         THE RIGGS BANK N.A. 401(K) PLAN


    Date:    June 23, 2000                              /s/ ANNETTE WIGTON
         ----------------------                     ---------------------------
                                                            Annette Wigton
                                                      Director, Human Resources

[ARTHUR ANDERSEN LLP LOGO]




The Riggs Bank N.A. 401(k) Plan

Financial Statements
As of December 31, 1999 and 1998
Together With Auditors' Report

Report of Independent Public Accountants



To the Plan Administrator of
The Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Riggs Bank N.A. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, "Schedule of Assets Held for Investment Purposes," is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP
-----------------------
Vienna, Virginia
June 23, 2000

                     The Riggs Bank N.A. 401(k) Plan


                            Table of Contents


                                                                     Page

Statements of Net Assets Available for Plan Benefits
 As of December 31, 1999 and 1998                                      1

Statement of Changes in Net Assets Available for Plan Benefits
 For the Year Ended December 31, 1999                                  2

Notes to Financial Statements
 As of December 31, 1999 and 1998                                      3

Schedule I-Schedule of Assets Held for Investment Purposes
 As of December 31, 1999                                               8


Certain other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                     The Riggs Bank N.A. 401(k) Plan


            Statements of Net Assets Available for Plan Benefits
                     As of December 31, 1999 and 1998




                                                        1999              1998
                                                        ----              ----
Investments, at fair market value:

    Riggs Prime Money Market Fund                $   2,316,906     $  1,595,537

    Riggs U.S. Treasury Money Market Fund            1,142,963          812,686

    Riggs U.S. Government Securities Fund            1,121,790        1,052,868

    Riggs Stock Fund                                 7,185,864        8,360,470

    Riggs Small Company Stock Fund                   2,765,321        3,124,502

    Riggs Common Stock Fund                            992,755          829,120

    Invesco Balanced Fund                              320,054            --

    AIM Weingarten A Fund                              685,545            --

    Federated Max-Cap Fund                           1,254,513            --

    Invesco Dynamics Fund                              638,711            --

    EuroPacific Growth Fund                            332,773            --

    Invesco Health Sciences Fund                       240,977            --

    Invesco Technology Fund - Class II               1,451,407            --

    Pioneer Money Market Fund                           89,537            --
                                                    ----------       ----------
  Total investments                                 20,539,116       15,775,183
                                                    ----------       ----------
  Receivables:

    Participant contributions                            --             126,115

    Employer contributions                               --           1,034,842
                                                    ----------       ----------
  Total receivables                                      --           1,160,957
                                                    ----------       ----------
  Net assets available for plan benefits           $20,539,116      $16,936,140
                                                    ==========       ==========

  The accompanying  notes are an integral part of this statement.



                        The Riggs Bank N.A. 401(k) Plan


       Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1999


                                                                   1999
                                                                   ----

   Additions to net assets:

    Contributions-

     Participant contributions                                  $  3,307,886

     Employer contributions                                        1,180,826
                                                                  ----------
   Total contributions                                             4,488,712
                                                                  ==========

    Investment income-

     Dividends and interest                                           23,188

     Net appreciation in fair market value of investments            471,010

     Gain on sale of investments                                      88,028
                                                                  ----------
   Total investment income                                           582,226
                                                                  ----------

   Total additions to net assets                                   5,070,938
                                                                  ----------
   Transfers from J. Bush (Note 8)                                   815,985

   Deductions from net assets:

     Benefits paid to participants                                 2,283,947
                                                                  ----------
   Total deductions from net assets                                2,283,947
                                                                  ----------
   Net increase in net assets available for plan benefits          3,602,976

   Net assets available for plan benefits, beginning of year      16,936,140
                                                                  ----------
   Net assets available for plan benefits, end of year           $20,539,116
                                                                  ==========


  The accompanying  notes are an integral part of this statement.

                     The Riggs Bank N.A. 401(k) Plan

                     Notes to Financial Statements
                     As of December 31, 1999 and 1998

   1.  Plan Summary:

       The Riggs Bank N.A. 401(k) Plan (the "Plan") was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for federal income tax purposes.

       The Plan is available to employees of the Riggs National Corporation (the "Company")and its subsidiary bank, Riggs Bank N.A. Employees who are regularly scheduled to work 20 or more hours per week are eligible to participate in the Plan after completing two full calendar months of service and attaining the age of 21.

       The Plan allows  participants  to defer 1 to 15   percent  of  their
       salary.   After  a participant  has completed one or more years of
       service, the Company contributes, as a matching contribution, an amount equal to 100 percent of a participant's first $100 of
       contributions  and 50 percent of the balance of   the   amount   of   the
       participant's contributions   up  to  6  percent   of  the employee's
       compensation.    Bonuses   and incentive compensation are excluded from
       the definition  of  compensation   for  matching purposes.  The Plan also
       allows for employer contributions,  at  the  discretion  of  the Board of
       Directors,  of up to 2 percent  of employee  compensation.   The
       discretionary contribution  is allocated  to  participants without
       regard  to  their   contributions.  Participants  that terminate  service
       before the end of the Plan year are not eligible to receive discretionary employer contributions, if made.

       Participants vest at a rate of 20 percent per year of service with the Company for employer contributions and are 100 percent vested in their contributions and related accumulated earnings. Vesting of employer contributions occurs at the end of the fifth year of employee service. Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

       Although it has not  expressed any intent to do  so,  the   Company   has
       the  right  to terminate the Plan subject to the provisions of the
       Employee  Retirement  Income Security Act  of   1974.   In  the   event
       of Plan termination, participants will become 100 percent vested in their accounts.

       Administrative expenses of the Plan are paid by Riggs Bank N.A. As of December 31, 1999,forfeited nonvested accounts available to reduce future employer contributions totaled $199,714.

       2.  Summary of Accounting Policies:

       Use of Estimates

       The  preparation of financial  statements in conformity   with
       accounting    principles generally  accepted  in  the  United  States
       requires  management  to make  estimates and assumptions that affect the
       reported amounts of   investments    and    receivables   and disclosure
       of contingencies at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
                                      -3-

       Income Recognition

       Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

       Investment Valuation

       Investments of the Plan are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year.

       3.  Income Tax Status:

       The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1997, that the Plan and related trust are
       designed  in   accordance   with applicable  sections of the Internal
       Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

       4.  Investment Policy:

       The Plan assets are invested in various mutual funds and in the Riggs National Corporation Common Stock Fund. The amount invested
       in  the   individual   funds   is determined by the participants. The
       thirteen investment  options  participants can choose  are as follows:

       Riggs Prime Money Market Fund - Y Shares - This fund invests primarily in high quality, short-term securities (maturing in 13 months or less) issued by the federal, state and local governments, major corporations, and banks. Its objective is to provide current income while also providing stability of principal (the amount invested) and liquidity. Investment returns on this fund will fluctuate with market conditions, including changes in interest rates.

       Riggs U.S.  Treasury  Money  Market Fund - Y Shares - This fund  invests
       in  obligations maturing  in 13  months  or less  which  are issued   by
       the   U.S.   Government,   and repurchase  agreements fully
       collateralized by U.S. Treasury obligations.  Its objective is to
       provide  current  income  while  also providing   stability   of
       principal  (the amount invested)  and liquidity.  Investment returns on
       this fund will  fluctuate   with market   conditions, including changes
       in interest rates.

       Riggs U.S.  Government  Securities  Fund - R Shares  - This  fund
       primarily  invests  in high-quality   corporate  debt  obligations,
       mortgage-backed    securities,    and   U.S. Government obligations.  Its
       objective is to achieve  current   income.   The  investment returns  and
       price of  shares  of this fund will  fluctuate   with  market
       conditions, including changes in interest rate.

       Riggs  Stock  Fund - R  Shares  - This  fund invests  primarily  in
       equity  investments, such  as  common   stocks   and   securities
       convertible to common stocks. Its investment objective is to provide growth of capital and income. The price of shares of this fund and its investment returns will fluctuate with market conditions, including changes in the share prices that the fund invests in.
                                      -4-

       Riggs Small  Company Stock Fund - R Shares - This  fund   invests
       primarily  in  equity securities   (common  stock  and  securities
       convertible to common stock) of companies that have a market capitalization of up to $1.2 billion. Its investment objective is to
       provide long-term capital appreciation.  The price  of   shares  of  this
       fund and its investment return will fluctuate with market conditions, including changes in the share prices for stocks that the fund invests in.

       The Riggs National  Corporation Common Stock Fund - This fund invests
       primarily in Riggs National   Corporation   common  stock.  Its
       objective  is to provide  long-term  capital growth.   At  the
       discretion of the Plan Trustee (considering liquidity and other factors), a portion of this fund will be invested in cash or
       short-term  money market securities   (including    certificates   of
       deposit  and time  deposits  of  Riggs  Bank N.A.). The investment return
       and value of an investment  in  this  fund  will   fluctuate depending
       on  the  market  price  of  Riggs National Corporation common stock.

       AIM   Weingarten   Fund  A  -  This   fund's investment  objective  is to
       seek  growth of capital.   Utilizing   a  bottom   up  stock selection
       process,  the fund seeks  larger, well-established    companies    that
       have earnings   that  are   higher   than   those anticipated  by the
       consensus of Wall Street analysts.  The  price in the  shares of this
       fund   and  its   investment   return   will fluctuate with market
       conditions, including changes in the share prices for stocks that the fund invests in.

       Federated   Max  Cap   Fund   (Institutional Shares)  -  This  fund
       seeks  to   provide investment  results that  correspond  to the
       aggregate price and dividend performance of publicly traded common stocks by duplicating the composition of the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's", "S & P 500," "Standard & Poor's 500" and "500" are trademarks of Standard & Poor's and have been licensed for use by Federated Securities Corp.) The value of the stocks in the fund's portfolio will go up and down. These fluctuations may reflect changes in individual portfolio stocks or general changes in stock valuations and will result in changes in the fund's share price.

       EuroPacific Growth Fund - This fund invests primarily in stocks of issuers located in Europe or the Pacific Basin. Its investment objective is to provide long-term growth of capital. The price of
       shares of this fund and  its  investment   return  may  drop  or
       otherwise fluctuate in response to certain events, including those directly involving the companies whose securities are owned in the fund, adverse conditions affecting the general economy, overall
       market  declines, world   political,   social   and   economic
       instability,   and  currency   fluctuations. Investments outside the U.S.
       may be affected by these events to a greater extent and may also be affected by differing securities regulations, and administrative difficulties such as delays in clearing and settling portfolio transactions.

       Invesco  Dynamics  Fund - This fund  invests primarily  in  common
       stocks  of mid - to - smaller   capitalization    companies.   Its
       investment  objective  is to seek  long-term capital appreciation. The
       fund may invest in foreign   securities  that  are  subject  to special
       risks,   such  as  differences  in securities  and accounting
       regulations,  as well as currency fluctuations.

       Invesco Balanced Fund - This fund invests primarily in a combination of equities (50 percent to 70 percent of the fund's total assets)
       and   fixed   income    securities (normally   25   percent   or   more).
       Its investment objective is to provide return through capital appreciation and current income. The fund may invest in foreign
       securities   that  are  subject  to  special risks, such as differences in securities and accounting regulations, as well as currency fluctuations.

       Invesco  Health  Sciences  Fund - This  fund invests  primarily in the
       equity  securities of  companies  that  develop,   produce,  or
       distribute  products or services  related to health  care.   These
       industries   include medical      equipment      or     supplies,
       pharmaceuticals, health care facilities, and applied  research  and
       development  of  new products   or   services.   Its   investment
       objective is to provide long-term growth of capital. This fund does not represent a complete investment program, and investors should
       be   prepared    for    significant short-term  volatility.  The fund may
       invest in foreign  securities  that are  subject to special   risks,
       such as differences in securities and accounting regulations, as well as currency fluctuations.

       Invesco  Technology Fund - This fund invests primarily  in  the  equity
       securities   of companies   engaged  in   technology-related industries
       such as computers, communications, video, electronics, oceanography, office and factory automation, and robotics. Its investment
       objective is to provide  long-term  growth of capital.  This fund   does
       not   represent   a   complete investment program,  and investors should
       be prepared    for    significant    short-term volatility.  The fund may
       invest in foreign securities   that  are  subject  to  special risks,
       such as differences in securities and accounting regulations, as well as currency fluctuations.

       Investments are stated at fair market value, as determined by the Trustee
       by reference to published   market   data.   Dividends   are  reinvested
       in additional shares that are recorded at fair market value when received.

       5.  Participant-Directed Investment Programs:

       At December  31, 1999 and 1998,  the current values  of   individual
       investments   that represent five percent or more of the Plan's net
       assets were as follows:

                                                                  Riggs
                                          Riggs      Riggs U.S.   U.S.                       Riggs
                                          Prime        Treas.     Govt.                      Small     Federated     Invesco
                                          Money        Money      Securities  Riggs         Company    Max-Cap      Technology
                                      Market Fund  Market Fund      Fund     Stock Fund  Stock Fund      Fund         Fund
                                      -----------  -----------    ---------- ----------  ----------    ---------     ---------
Investments, at fair:

   Market value

   December 31, 1999                   $2,316,906    $1,142,963   $1,121,790  $7,185,864  $2,765,321   $1,254,513   $1,451,407

Investments, at fair:

   Market value

   December 31, 1998                    1,595,537       812,686    1,052,868   8,360,470   3,124,502           --           --



       6. Summary of Information  Certified by Plan Trustee:

       The Trustee, Riggs Bank N.A. (a subsidiary of Riggs National Corporation), has supplied the plan administrator with a certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1999 and 1998, and in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999.

       7.  Plan Changes:

       The following changes were made to the Plan during the Plan year ended December 31, 1999:

       o   Changed participant eligibility from one year of service and
           attainment of age 21 to   two   full   months   of   service,
           attainment   of  age  21  and  regularly scheduled  work  weeks  of
           20  hours  or  more;

       o   Added 7 new investment options;

       o Increased allowable participant contribution percentage from 1-12% to 1-15%;

       o   Unitized Riggs National Corporation Common Stock Fund.

       8. Transfer from J. Bush:

       In October 1997, Riggs National  Corporation acquired  "J.  Bush & Co.
       Incorporated",  a privately-held    investment   advisor.   In
       connection with this acquisition, the assets of the J. Bush profit sharing plan were transferred into the Plan during 1999. Total assets
       transferred   during   1999   were $815,985.

       9. Related-Party Transactions:

       Certain Plan investments are managed by Riggs Bank N.A. Therefore, transactions with Riggs Bank N.A. qualify as party-in-interest transactions.

       10.  Reconciliation of Financial  Statements to the IRS Form 5500:

       There   were  no   reconciling   differences between  net  assets
       available   for  plan benefits   reported   in  the   accompanying
       financial statements and the Form 5500 filed with the Internal Revenue Service.

                                                              Schedule I




                         The Riggs Bank N.A. 401(k) Plan

          Schedule I - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999




                                                    Cost       Current Value
                                                 ----------    -------------

   Riggs Funds:

     Money Market-
       Prime Money Market Fund*                  $2,316,906    $2,316,906

       U.S. Treasury Money Market Fund*           1,142,963     1,142,963

     Mutual Funds-

       U.S. Government Securities Fund*           1,166,212     1,121,790

       Stock Fund*                                8,188,200     7,185,864

       Small Company Stock Fund*                  3,113,148     2,765,321

   AIM Family of Funds:

    AIM Weingarten A Fund                           647,605       685,545

   Federated Index Trust:

    Federated Max-Cap Fund                        1,193,102     1,254,513

   The American Funds Group:

    EuroPacific Growth Fund                         287,730       332,773

   Invesco Equity Funds, Inc:

    Dynamics Fund                                   532,890       638,711

   Invesco Combination Stock & Bond Funds, Inc:

    Balanced Fund                                   314,047       320,054

   Invesco Sector Funds Inc.:

    Health Sciences Fund                            250,928       240,977

    Technology Fund - Class II                    1,066,079     1,451,407

   Riggs Common Stock Fund*                       1,045,725       992,755

   Pioneer Money Market Fund                         89,537        89,537

  *Denotes party-in-interest

  The accompanying  notes are an integral part of this schedule.